September 9, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Gary Newberry
Kevin Kuhar
Lauren Hamill
Suzanne Hayes

Re:	Radiopharm Theranostics Limited

Amendment No. 3 to Registration Statement on Form 20FR12B

Filed July 25, 2024

File No. 001-41621

Ladies and Gentlemen:

On behalf of Radiopharm Theranostics Limited (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated August 22, 2024, with respect to Amendment No. 3 to the Company’s Registration Statement on Form 20-F that was filed on July 25, 2024.

The Company is concurrently filing Amendment No. 4 to its Registration Statement on Form 20-F, which includes changes made in response to the Comments and certain other changes (the “Amendment No. 4”).

Set forth below is the Company’s response to the Comments, which for your convenience we have incorporated into this response letter. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form 20FR12B

Item 4. Information on the Company, page 23

1.	We note the description of your agreement with Lantheus on page 23, which indicates that Lantheus purchased ordinary shares for a total value of A$7.5 million and retains the right to purchase ordinary shares for an additional amount of A$7.5 million for the six months following the execution of the agreement. Please revise the description of the agreement here and on page 72 to disclose the number of shares purchased and the number of shares they have the right to purchase. Additionally, the disclosure on page 72 indicates that you will issue options to Lantheus. Please clarify if they currently have the right to purchase additional shares. If they do not, clarify when the options will be issued and when they expire.

The Company respectfully advises that it has revised the disclosure on pages 23 and 72.

Our Licensed Platform Technologies, page 27

2.	We note that in numerous places throughout this section, you disclose the potential timing of planned clinical trials for certain product candidates without first addressing whether you have sought or obtained the requisite regulatory approval to commence such trials. Please revise throughout this section to disclose whether you have sought or received regulatory approval and the specific indication(s) for which each of your product candidates are being studied or will be studied in all of your ongoing or planned clinical trials. To the extent you are conducting trials related to treatment of cancer, please indicate the types of cancer(s). By way of example only and not limitation:

●	On page 27, clarify whether you have Ethics Committee approval for, or have applied for approval of, your Phase I trial for RAD202 expected in 2H 2024, and for which indication(s); and

●	Disclose the indication(s) you are studying in the ongoing Phase 1 trial for RAD 204, and those you plan to study in the planned US Phase II trial of RAD 204.

The Company respectfully advises that it has revised the disclosure on pages 27, 28, 29, 30, 31.

3.	Given your agreement to transfer TROP2 and DUNP19 to Lantheus Holding, please remove the discussion of your plans to develop the DUNP19 clinical asset from this section or otherwise advise.

The Company respectfully advises that it has revised the disclosure on pages 24, 28, 31, 72 and F-41

B. Related Party Transactions, page 62

4.	Please delete the statement that the related party transaction were negotiated at arm’s length. Related party transactions by their nature are not arm’s length transactions.

The Company respectfully advises that it has revised the disclosure on page 62.

Item 10. Additional Information

Technology Commercialization Agreements with MD Anderson, page 70

5.	Please supplement your disclosure regarding the amended Technology Commercialization Agreement with MD Anderson to quantify all amounts paid to date and the minimum annual royalties due under the agreement, if applicable.

The Company respectfully advises that it has revised the disclosure on page 71.

Index to Consolidated Financial Statements, page F-1

6.	As an emerging growth company that qualifies as a smaller reporting company, you are required to provide two years of financial statements. You have also presented financial statements for the fiscal years ended June 30, 2022 and 2021 starting on page F-55. Please revise or advise.

The Company respectfully advises that Item 8.A.2 to Form 20-F requires three years of financial statements and, as a result, the Company has included audited annual financial statements for fiscal years 2023, 2022 and 2021. While the Company is an emerging growth company, Instruction 4 to Item 8.A.2. does not permit the Company to present just two years of audited financial statements because the Registration Statement does not involve an initial public offering of equity securities.

The Company also respectfully advises that a foreign private issuer, such as the Company, cannot qualify as smaller reporting company.

Consolidated Statements of Comprehensive Income/(Loss), page F-3

7.	Please present the basic and diluted loss per share here and on page F-100 to the nearest whole cent so as not to imply more precision than exists in this calculation.

The Company respectfully advises that it has revised the disclosure on pages F-3 and F-100.

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Please feel free to contact me on +61 403 292 589 (in your late afternoon or early evening, given the time zone difference with Sydney) or email andrew.reilly@rimonlaw.com.

Very truly yours,

/s/ Andrew Reilly
Andrew Reilly
Partner

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